mk



10035320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

******Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiaries for the year ended December 31, 2009 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title



Signature

Managing Director, Controller
Title



Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ITG Inc.:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiaries (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

For the year ended December 31, 2009

(In thousands)

Assets

Cash and cash equivalents	$	198,438
Cash restricted or segregated under regulations and other		27,102
Deposits with clearing organizations		14,891
Securities owned, at fair value		5,285
Receivables from brokers, dealers and clearing organizations		113,930
Receivables from customers		15,188
Goodwill		85,445
Other intangibles (net of accumulated amortization of $2,556)		9,691
Due from Parent and affiliates		46,141
Deferred taxes		7,356
Other assets		4,906
Total assets	$	528,373

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	114,983
Payables to brokers, dealers and clearing organizations		57,740
Payables to customers		2,147
Securities sold, not yet purchased, at fair value		2
Due to affiliates		5,772
Income taxes payable		1,577
Total liabilities		182,221
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		165,710
Retained earnings		180,442
Total stockholder's equity		346,152
Total liabilities and stockholder's equity	$	528,373

See accompanying notes to Consolidated Statement of Financial Condition.

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

(Dollars in thousands, unless otherwise stated)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc. ("ITG"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, ITG Capital, Inc. ("ITG Capital"), and POSIT Alert LLC ("POSITalert"), a U.S. broker-dealer registered with the SEC and a member of FINRA. On October 29, 2009, POSITalert voluntarily filed Form BDW – Uniform Request for Broker-Dealer Withdrawal ("Form BDW") with FINRA (see Note 18, "*Subsequent Events*"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All material intercompany balances and transactions have been eliminated in consolidation.

The Company is engaged in a single line of business as a self clearing securities broker providing equity trading and quantitative research services to institutional investors, brokers, money managers and alternative investment funds in the U.S. As a full service trade execution firm, the Company uses technology to increase the effectiveness and lower the cost of trading.

The Company generates commission revenues on a "per-transaction" basis for all orders executed. Orders are delivered to the Company via its "front-end" software products which include Triton, Radical, and ITG Channel, as well as other vendors' front-ends and direct computer-to-computer links to customers. Orders may be executed on or through venues such as (1) our POSIT Crossing Suite, (2) our algorithmic servers, (3) New York Stock Exchange, (4) certain regional exchanges, (5) NASDAQ, (6) electronic communication networks ("ECNs"), systems which trade equity securities and (7) third party alternative trading systems ("ATSs").

The Company has evaluated subsequent events through February 26, 2010, the date the Consolidated Statement of Financial Condition was issued.

(2) Summary of Significant Accounting Policies

On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard establishing the newly created FASB Accounting Standards Codification ™ ("ASC" or "FASB Codification") as the source of authoritative accounting principles under U.S. GAAP. The FASB Codification is a major restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. The FASB Codification became effective for interim and annual periods ending after September 15, 2009. References to pre-codification standards may continue to be used when there is no codification reference.

Principles of Consolidation

The Consolidated Statement of Financial Condition represents the consolidation of the accounts of the Company and its subsidiaries that are in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but has neither a controlling interest nor is the primary beneficiary, under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in ASC 810, *Consolidation*, a partially-owned affiliate would be consolidated when it has

less than a 50% ownership if the Company were the primary beneficiary of that entity. At the present time, the Company has no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and securities sold, not yet purchased, and certain receivables, are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity or repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions, and execution cost payables. In addition, net receivable or payable arising from unsettled trades is reflected in the appropriate category.

Receivables from customers include amounts receivable for securities that failed to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts. Payables to customers primarily consist of customer fails to receive.

Securities owned, at fair value at December 31, 2009 consist of mutual funds and common stock. Securities sold, not yet purchased, at fair value consist of common stock. Marketable securities owned are valued using market quotes from third parties.

Securities Borrowed and Loaned

Securities borrowed transactions facilitate the settlement process and generally occur when securities are needed to deliver against a settling transaction as requested by our customers or to settle a fail to deliver. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The market value of securities borrowed and loaned is monitored on a daily basis and the collateral is adjusted as necessary based upon market prices. As of December 31, 2009, the value of securities borrowed is included in receivables from brokers, dealers and clearing organizations, while the value of securities loaned is included in payables to brokers, dealers and clearing organizations.

Share-based Compensation

ASC 718, *Compensation - Stock Compensation*, requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. The Parent and the Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for awards that have graded vesting schedules.

The fair value of restricted share rewards is based on the grant date fair value of the Parent's common stock.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The cost of independent research and directed brokerage arrangements is accounted for on an accrual basis. At December 31, 2009, the net prepaid research balance was $4,798 (net of allowance of $479) and accrued research payable balance was $34,670, which are included in receivables from brokers, dealer and clearing organizations and accounts payable and accrued expenses, respectively, in the Consolidated Statement of Financial Condition.

Goodwill and Other Intangibles

In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is assessed no less than annually for impairment. The impairment testing employed utilizes a combination of the discount cash flow method (an income approach) and the guideline company method (a market approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value.

Other intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant, and Equipment*. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

Premises and Equipment

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent. The Parent also contributes capital to the Company as a result of tax benefits derived from the exercise of the Parent's stock options by the Company's employees. These tax benefits have been reflected as capital contributions from Parent in the Consolidated Statement of Financial Condition.

(Dollars in thousands, unless otherwise stated)

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the Consolidated Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under ASC 740, *Income Taxes*, have been met. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Employee Separation Costs

The Company's historical practice of paying termination benefits under an undistributed human resource policy based on a standard or substantially similar formula is indicative of an ongoing benefit arrangement with respect to employee separation packages. Benefits paid pursuant to an ongoing benefit arrangement are specifically excluded from ASC 420, *Exit or Disposal Cost Obligations*, therefore employee separation charges incurred in connection with the Company's restructuring plan are accounted for when probably and estimable as required under ASC 712, *Compensation – Nonretirement Postemployment* Benefits.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the Consolidated Statement of Financial Condition is issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the Consolidated Statement of Financial Condition is issued or was available to be issued. It became effective with interim and annual financial periods ending after June 15, 2009.

In April 2009, the FASB issued guidance amending the requirements for disclosures about fair value of financial instruments for interim and annual reporting periods. The amendment provides additional guidance on determining when the volume and level of activity for an asset or liability has significantly decreased as well as, guidance on identifying circumstances when a transaction may not be considered orderly. The guidance is effective with interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

(3) Restructuring Charges

In the current market environment where assets under management at actively managed U.S. equity mutual funds (comprising the core of our U.S. customer base) remain significantly below historical levels, the Company conducted a strategic review of its operations, including its overall cost structure, technology assets and competitive position. In 2009, the Company committed to a restructuring plan to lower its cost structure and

(Dollars in thousands, unless otherwise stated)

refocus its resources on areas of its business that provide a sufficiently profitable return. Activity and liability balances recorded as part of the restructuring plan through December 31, 2009 are as follows:

Restructuring charges recognized in 2009	$	10,264
Cash payments		-
Acceleration of share-based compensation in additional paid in capital		(1,620)
Total	$	8,644

Most of the remaining accrued costs are expected to be paid in the first quarter of 2010.

(4) Fair Value Measurements

The Company adopted the accounting prescribed by ASC 820, *Fair Value Measurements and Disclosures* for financial assets and liabilities on January 1, 2008. The partial adoption of ASC 820, as it relates to financial assets and liabilities did not have any impact on the consolidated results of operations or financial position, other than additional disclosures. During 2009, the Company adopted ASC 820 with regards to non-financial assets and liabilities, which also did not have any impact on the results of operations or financial position.

ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in "securities owned, at fair value", "securities sold, but not yet purchased, at fair value" and "cash and cash equivalents" on the Consolidated Statements of Financial Condition.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market-data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

(Dollars in thousands, unless otherwise stated)

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

Fair value measurements on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents:				
Money market mutual funds	$ 22	$ 22	$ -	$ -
U.S. Government money market mutual funds	184,110	184,110	-	-
Securities owned, at fair value:				
Common stock	45	45	-	-
Equity index mutual funds	3,357	3,357	-	-
Bond mutual funds	1,883	1,883	-	-
Total	$ 189,417	$ 189,417	$ -	$ -
Liabilities				
Securities sold, not yet purchased:				
Common stock	$ 2	$ 2	$ -	$ -
Total	$ 2	$ 2	$ -	$ -

Cash and cash equivalents are measured at fair value and include money market mutual funds (principally U.S. Government money market mutual funds), which are exchange traded.

Securities owned, at fair value and securities sold, not yet purchased includes common stocks, equity index mutual funds and bond mutual funds, all of which are exchange traded.

(Dollars in thousands, unless otherwise stated)

(5) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule") and segregated balances under a collateral account control agreement for the benefit of certain customers of the Company.

(6) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of securities owned and securities sold, not yet purchased, at fair value as of December 31, 2009.

	Securities Owned	Securities Sold, Not Yet Purchased
Mutual funds	$ 5,240	$ -
Corporate stocks	45	2
Total	$ 5,285	$ 2

Securities owned consists of securities positions held by the Company resulting from temporary positions in securities in the normal course of our agency trading business and also includes mutual fund positions.

Securities sold, not yet purchased consist of short positions in securities resulting from temporary positions in securities incurred in the normal course of our agency trading business.

(7) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2009.

	Receivables from	Payables to
Broker-dealers	$ 51,562	$ 5,118
Clearing organizations	5,401	2
Deposits for securities borrowed	56,266	-
Prepaid research	726	-
Securities loaned	-	52,620
Allowance for doubtful accounts	(25)	-
Total	$ 113,930	$ 57,740

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(8) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2009.

	Receivables from	Payables to
Customers	$ 11,121	$ 2,147
Prepaid research	4,551	-
Allowance for doubtful accounts	(484)	-
Total	$ 15,188	$ 2,147

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(9) Goodwill and Other Intangibles

In accordance with ACS 350 the Company tests goodwill for impairment annually and when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is tested for impairment using a two-step process.

- Step one—the fair value of each reporting unit is compared to its carrying value in order to identify potential impairment. If the fair value of a reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of a reporting unit, potential impairment is indicated and step two of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill and measure the potential impairment loss.

- Step two—when potential impairment is indicated in step one, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair values of the Company's reporting units are determined by considering the income approach to valuation.

Under the income approach, the fair value of the reporting unit is estimated based on the present value of expected future cash flows. The income approach is dependent on a discounted cash flow model for each of our reporting units which incorporates a ten year cash flow forecast plus a terminal value assuming an estimated sustainable long term growth rate. Such forecasts consider business plans, historical and anticipated future results based upon our expectations for future product offerings, market opportunities and challenges and other factors. The discount rates used to determine the present value of future cash flows are based upon an adjusted version of the Capital Asset Pricing Model ("CAPM") to estimate the required rate of return on equity. The CAPM

(Dollars in thousands, unless otherwise stated)

measures the rate of return required by investors given a company's risk profile. Significant revisions to any of these estimates could lead to an impairment of all or a portion of goodwill in future periods.

The Company's annual review was conducted in the fourth quarter and it was determined that no impairment of the carrying value of goodwill was indicated.

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with the ASC 360. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

(10) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2009.

Accrued research payables	$	34,670
Deferred compensation		23,397
Accrued compensation and benefits		27,781
Accrued restructuring charges		8,644
Other accrued expenses		20,491
Total	$	114,983

(11) Short-Term Bank Loans

The Company funds its securities settlement operations with operating cash or with short-term bank loans. The Company has established pledge facilities with two banks, JPMorgan Chase Bank, N.A. and The Bank of New York Mellon, for this purpose. Borrowings under these arrangements bear interest at federal funds rate plus a spread of 50 - 100 basis points, depending upon the amount borrowed and are repayable on demand (generally the next business day). The short-term bank loans are collateralized by the securities underlying the transactions equal up to 125% of the borrowings. At December 31, 2009, the Company had no short-term bank loans under these pledge facilities.

(Dollars in thousands, unless otherwise stated)

(12) Income Taxes

For the year ended December 31, 2009, the Company's operations were included in the consolidated Federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Amounts due for income taxes are payable to the Parent and are netted in due from Parent and affiliates on the Consolidated Statement of Financial Condition at December 31, 2009.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $7,356 as of December 31, 2009. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Deferred compensation	$	9,819
Depreciation and amortization		2,166
Allowance for doubtful accounts		251
Stock based compensation		7,482
Other		850
Total deferred tax assets		20,568
Deferred tax liabilities		
Goodwill and other intangibles		(12,386)
Partnership investments		(506)
Other		(320)
Total deferred tax liabilities		(13,212)
Net deferred tax assets	$	7,356

At December 31, 2009, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under ACS 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Statement of Financial Condition from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2009 is as follows:

Balance, January 1, 2009	$	1,542
Additions based on tax positions related to the current year		236
Additions based on tax positions of prior years		30
Reductions due to expiration of statute of limitations		(197)
Reductions due to settlement with taxing authorities		(163)
Balance, December 31, 2009	$	1,448

(Dollars in thousands, unless otherwise stated)

As of December 31, 2009, the Company does not expect that unrecognized tax benefits for tax positions taken with respect to 2009 will significantly change with the next twelve months.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2006. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2006 and 2007. Certain state and local returns are also currently under various stages of audit. We do not anticipate a significant change to the total unrecognized tax benefit within the next twelve months.

(13) Employee Benefit and Stock Plans

Equity Plan

The 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated on August 18, 2009. As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan") were merged with and into the 2007 Plan. In October 2008, the Parent's Compensation Committee of the Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan (the "EDA"). Under the 2007 Plan, awards of 6,486,208 shares of the Parent's common stock are reserved for issuance under the Plan. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Stock options that have been granted under the 2007 Plan are exercisable on dates ranging through March 2013. The 2007 Plan will remain in effect until May 7, 2017, unless sooner terminated, or extended, by the Board of Directors of the Parent. After this date, no further awards shall be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 2007 Plan.

Under the 2007 Plan, in addition to time-based option awards, the Parent is permitted to grant performance-based stock options, however the Parent did not grant any option awards under the 2007 Plan or the 1994 Plan during 2009. The performance based options generally cliff-vest at the end of the three-year performance period and could result in no options actually vesting as a result of not meeting the three-year performance metric. Time-based option awards either vest in full on the third anniversary of the grant or in three equal annual installments beginning on the first anniversary of the date of grant if the employee has remained continuously employed from the grant date to the vesting date.

Under the 2007 Plan, the Parent is permitted to grant restricted share awards. In 2009, certain employees of the Company were granted 730,509 awards. Except for awards granted under the EDA, restricted share unit awards granted since 2007 generally either vest solely contingent upon continued employment through the third anniversary of the grant or cliff vest after three years in whole or in part only if the consolidated cumulative pre-tax operating income of the Parent reaches certain levels (i.e. performance restricted stock units). Accordingly, not all restricted share units awarded will vest and be delivered. The Company is charged by its Parent the share-based compensation expense attributable to the Company's employees over this three-year period (see Note 2, "*Summary of Significant Accounting Policies*"). Under the EDA, the year-end cash bonus is reduced as determined by the Committee in exchange for units representing the Parent's common stock equal in value to 120% of such reduced amount. The units representing 100% of the reduced cash bonus will vest in equal installments on each of the first, second and third anniversaries of the date of grant contingent only on employment with the Company. The match representing 20% of the reduced cash bonus will vest at 100% on the third anniversary of the grant date contingent only on employment with the Company.

(Dollars in thousands, unless otherwise stated)

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan. Under the SUA Program, and as amended January 1, 2006 and later merged into the 2007 Plan, all employees earning total compensation per annum of $200 have the option to participate. The amended SUA Program defers receipt (and thus taxation) on a graduated portion of the participants' compensation for units representing the Parent's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing 20% of the compensation deferred is contingent only upon employment with the Company and vests 100% on the third anniversary of the deferral. Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that is shall not apply to compensation earned for any calendar year after calendar year 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that were due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

During the year ended December 31, 2009, 682 units were granted to the Company's employees in the SUA Program, and 99,467 shares of the Parent's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $245 for the year ended December 31, 2009. The RSP features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(14) Related Party Transactions

The Company and its affiliate, Investment Technology Group International Limited ("ITG International") have engaged in a series of intercompany transactions. For such transactions, profits are allocated amongst the Company and ITG International to reflect each entity's relative contribution to the generation of these profits.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to a Services Agreement with ITGSSI, the Company paid ITGSSI for support and maintenance for POSITalert.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate. The minimum future rental commitment under non-cancelable operating leases related to the Company expires at various dates through 2021 and amount to $37,862.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses Parent and affiliates for payments made on behalf of the Company including income taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company incurs transaction processing costs on behalf of an affiliate, ITG Canada Corp. ("ITGCC") and charges the cost back to ITGCC.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with Blackwatch Brokerage Inc. ("BLBRK"), in which BLBRK provides services to the Company in connection with transaction processing.

The Company entered into a services agreement with The Macgregor Group, Inc. ("MACGGI"), in which MACGGI provides services to the Company in connection with broker connectivity.

The Company provides certain legal and compliance services to MACGGI, pursuant to a Services Agreement.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"), in which ITGDER provides services to the Company in connection with transaction processing.

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company entered into a services agreement with ITGDER, in which ITGDER provides certain administrative services and the use of certain office space to the Company.

The Company paid cash dividends of $3,000 to the Parent.

(15) Commitments and Contingencies

Pursuant to contracts expiring through 2012, we are obligated to purchase market data, maintenance and other services.

(Dollars in thousands, unless otherwise stated)

We are periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our financial position or future results of operations.

(16) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned, at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(17) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2009, the Company had a $21,101 cash balance in a Special Reserve Bank Account for the benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, "*Computation for Determination of Reserve Requirements*" and $156 cash balance in a Special Reserve Bank Account for the benefit of Brokers under a Proprietary Account for Introducing Brokers ("PAIB") requirement.

At December 31, 2009, the Company had net capital of $167,654 which was $166,654 in excess of required net capital of $1,000.

Dividends or withdrawals of capital can not be made to Parent from the Company if they are needed to comply with regulatory requirements.

(18) Subsequent Events

On October 29, 2009, POSITalert voluntarily filed Form BDW with FINRA. POSITalert received final SEC approval on January 8, 2010. POSITalert is no longer a member of FINRA or the SEC as of January 8, 2010.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ITG Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by ITG Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044218 ASE DEC
ITG INC 5*5
380 MADISON AVENUE
NEW YORK, NY 10017-2513

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANGELO BULONE 212-444-6269

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 594,903
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 07/30/09 Date Paid		(222,923)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		371,980
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 371,980
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 371,980	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ITG INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MANAGING DIRECTOR AND CONTROLLER
(Title)

Dated the 26 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 272,145,152
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	2,472,130
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	456,212
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	2,928,342
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,177,955
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	4,065
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	409,700
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	32,061,722
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 458,709	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	458,709
Total deductions	37,112,151
2d. SIPC Net Operating Revenues	$ 237,961,343
2e. General Assessment @ .0025	$ 594,903

(to page 1 but not less than $150 minimum)



ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2009

(With report of Independent Registered Public Accounting Firm Thereon)